Exhibit 1

Gold Banc Corporation, Inc.
11301 Nall Avenue
Leawood, KS 66211

Ladies and Gentlemen:

        Pursuant to Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934, we inform you that we have been furnished a copy of Form 12b-25, to be filed by Gold Banc Corporation, Inc. ("Gold Banc") on or about March 31, 2003, which contains notification of Gold Banc's inability to file certain items required to be included in Form 10-K by March 31, 2003. We have read the Company's statements contained in Part III therein and we agree with the stated reasons as to why we have been unable to complete our audit and report on the Company's consolidated financial statements as of and for the year ended December 31, 2002, to be included in its Form 10-K.

Very truly yours,

/s/ KPMG LLP

March 31, 2003
Kansas City, Missouri